[redacted]

10029655

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section

[redacted]

Washington, DC 110

SEC FILE NUMBER
8- ~~07-005049-C~~ 15665

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/08 (MM/DD/YY) AND ENDING 07/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BROWN ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

819 BROAD STREET
(No. and Street)

CHATTANOOGA (City) TN (State) 37402 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALLEN C. BROWN (423)267-3776
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HENDERSON HUTCHERSON & MCCULLOUGH, PLLC
(Name – *if individual, state last, first, middle name*)

1200 MARKET STREET (Address) CHATTANOOGA (City) TN (State) 37402 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 26 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

na 1/8

AB 3/10

OATH OR AFFIRMATION

I, ALLEN A. BROWN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BROWN ASSOCIATES, INC., as of JULY 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any [redacted]r, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TERRI M. WOOD STATE OF TENNESSEE NOTARY PUBLIC HAMILTON COUNTY

Signature

PRESIDENT
Title

Notary Public MY COMMISSION EXPIRES: February 27, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HENDERSON HUTCHERSON & McCULLOUGH, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Stockholders and Board of Directors
Brown Associates, Inc.
Chattanooga, Tennessee

In accordance with rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T] to the Securities Investor Protection Corporation (SIPC) for the year ended July 31, 2009, which were agreed to by Brown Associates, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Brown Associates, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Brown Associates, Inc.'s management is responsible for the Brown Associates, Inc.'s compliance with those requirements. This agreed-upon procedure engagement was conduced in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representations regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purposes. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries by tracing the assessment payment to the cash disbursements journal, bank statement and examined the front and back of the cleared check noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended July 31, 2009, with the amounts reported in Form SIPC-7T for the year ended July 31, 2009. The SIPC-7T was for the period beginning April 1, 2009 and ending July 31, 2009. The amounts reported on the audited Form X-17A-5 were for the fiscal year September 31, 2008 through the period ending August 31, 2009. These two reports are not comparable in amounts as they are for two different reporting periods.

Compared Form X-17A-5 for periods April 1, 2009 through June 30, 2009 and July 1, 2009 through July 31, 2009 with the amounts reported in form SIPC-7T for the period April 1, 2009 through July 31, 2009 noting a difference of $3,062. This amount represented an audit adjustment that was not reflected in form SIPC-7T. The revenue as reported in Line 1 of Form SIPC-7T was overstated by $3,062.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers. We traced the additions and subtractions as shown on Form SIPC-7T with statements and bank deposits that support the adjustment noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on form SIPC-7T and in the related schedules and working papers such as the income statement for the period April 1, 2009 through July 31, 2009 supporting the adjustments noting no differences.

1200 MARKET STREET • FREIGHT DEPOT • CHATTANOOGA, TN 37402-2713 • P 423.756.7771 • F 423.265.8125 • hhmcpas.com

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed. Not applicable for the year ending July 31, 2009.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Chattanooga, TN
December 10, 2009

Henderson Hutcherson
& McCullough, PLLC

SIPC-7T (27-REV 3/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

SIPC-7T (27-REV 3/09)

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-015665 FINRA JUL 12/30/1970
BROWN ASSOCIATES INC
P O BO 11507
819 BROAD ST
CHATTANOOGA, TN 37401-2507

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Terri M. Wood (423-267-3776)

2. A. General assessment [item 2e from page 2 (not less than $150 minimum)] $ 2,078
   B. Less payment made with SIPC-4 made in January, February or March 2009 (For all fiscal year ends except January, February, or March) (150)
   01/02/2009
   Date Paid
   C. Assessment balance due 1,928
   D. Interest computed on late payment (see instruction E) for 27* days at 20% per annum 29
   *27 days late counting weekends if received on Mon. (10/26)
   E. Total assessment balance and interest due (or overpayment carried forward) $ 1,957
   F. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as E above) $ 1,957

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby ~~that all information contained herein is true, correct~~ and complete.

Dated the 23rd day of October, 2009.

Brown Associates, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature) 12-11-09

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending July 31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 935,277
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	27
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	27
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,331
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	11,848
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Insurance Comm. $354; Trail Fees $240; Private Placement Fees $90,375* *Attached are copies of pertinent pages of offering documents. *Breakdown of PP Comm – Contemporary Healthcare $45,375 (Final Capital Call) FourBridges Holdings, LLC $45,000	90,974
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	104,153
2d. SIPC Net Operating Revenues	$ 831,151
2e. General Assessment @ .0025	$ 2,078

(to page 1 but not less than $150 minimum)

BROWN ASSOCIATES, INC.

SCHEDULE-1 COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
SECURITIES AND EXCHANGE COMMISSION
AMENDED
AS OF JULY 31, 2009

Net Capital	$ 823,249
Stockholders' equity allowable for net capital	823,249
Add: other (deductions) or allowable credits:	
	-
Total capital allowable	823,249
Deductions and/or charges:	
Nonallowable assets:	
Receivable tax refund	26,150
Deferred tax asset	33,320
Furniture, equipment, and leasehold improvements, net	13,218
Other assets	388,192
	460,880
Net capital before haircuts on securities positions	362,369
Haircuts on securities	
Trading and investment securities	
Other securities	7,029
Undue Concentration	-
Other - Money Market Fund	4,160
	11,189
NET CAPITAL	$ 351,180
AGGREGATE INDEBTEDNESS	$ 315,467
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital	$ 21,031
Minimum dollar net capital requirement	$ 100,000
Excess net capital	$ 251,180
Excess net capital at 1,000 percent	$ 319,633
Percentage of aggregate indebtedness to net capital	89.83%
Percentage of debt to equity	39.00%

There is no material difference between the preceding computation and the Company's corresponding unaudited part II of form X-17A-5 as of July 31, 2009.

HENDERSON HUTCHERSON & McCULLOUGH, PLLC
CERTIFIED PUBLIC ACCOUNTANTS

BROWN ASSOCIATES, INC.

AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

JULY 31, 2009

1200 MARKET STREET • FREIGHT DEPOT • CHATTANOOGA, TN 37402-2713 • P 423.756.7771 • F 423.265.8125 • hhmcpas.com
AN INDEPENDENT MEMBER OF THE BDO SEIDMAN ALLIANCE